SECURIT[IES AND EXCHANGE COMMI]SSION

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SEC FILE NUMBER
8- 53355

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CENTURY PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 THIRD AVE, SUITE 1161
(No. and Street)

SEATTLE (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHU-MING CHANG (206) 8388785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEN AND COMPANY P.S.
(Name — *if individual, state last, first, middle name*)

815 S. WELLER ST. NO113 (Address) SEATTLE (City) WA (State) 98104 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHU-MINH CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTURY PACIFIC SECURITIES INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KATHY THUC TRUONG
NOTARY PUBLIC
STATE OF WASHINGTON
COMM. EXP. SEPTEMBER 14, 2009

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. S. STE 251
SEATTLE, WA 98104

Telephone: (206) 340-1140
Fax: (206) 624-2290

March 29, 2006

Securities and Exchange Commission

RE: Termination of Audit Engagement of Century Pacific Securities, Inc.

Due to limited staff and heavy work load during the tax seasons while we're undertaking the captioned firm's (hereafter referred as "Century") annual audits for the years of 2003 and 2004, in March 2005, upon completion of 2004 annual audit, I informed Century that I would not be its auditor and/or engaging in its annual audits in the future and hereafter.

As stated in my Independent Auditor's report for the years of 2003 and 2004, Century was not yet in full operation to conduct trading of securities for customers, and not yet to operate as a B/D capacity entity to underwriting securities. Except for these effects, Century's financial statements for the years of 2004 and 2003 in all material respects, in my opinion, present fairly its financial position and the results of its operations and cash flows for the years then ended. I am not aware of any existing problem subsequent to the completion of the captioned audit, namely from March 2005 to date.

This letter is prepared in accordance with subparagraph (f)(4) of SEC Rule 17a-5 "Replacement of Accountant", and at the request of Century. No disagreement between its principal and the undersigned.

Sincerely,

Po Chuan Ro, CPA

CC: Century Pacific Securities, Inc.

Securities and Exchange Commission720 Third
Avenue, Suite 1611
Seattle, WA 98104
(206)838-8785 (206)838-8786 (800)368-9168
http://cenpacsecurities.com

Century Pacific Securities, Inc

March 30, 2006

Securities and Exchange Commission

Re: Change of Outside Auditor

Novus Securities Corp. (Novus) was dissolved on June 30, 2005, its staff merged into Century Pacific Securities, Inc (CP) on July 1, 2005.

Novus had been using Ms. Alice Shen, CPA as its outside auditor since its establishing in 1995. As the President of Novus, I have worked with Ms. Alice Shen to get her professional services for these 10 years.

As the President of CP Securities after the merge, I decided to continue using Ms. Alice Shen as CP's outside auditor for Ms. Shen's high level of professional services.

CP Securities and I have no any adverse opinion, disclaimer of opinion or similar problems with Mr. Po Chuan Ro, CPA Lo, who performed as an outside auditor for CP in the past two (2) years (see the letter from Mr. Ro, CPA, to attest the same.).

If you have any question, please call me at 206-838-8785.

Thanks.

Sincerely,

Anthony Chang
President

Century Pacific Securities, Inc.

Financial Statements

(With Independent Auditor's Report)

December 31, 2005

Shen and Company, P.S.
Certified Public Accountants

Shen & Company P.S.
Certified Public Accountant

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Century Pacific Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Century Pacific Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century Pacific Securities, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contain in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

SHEN AND COMPANY, P.S.

Shen and Company P.S.

April 4, 2006

Century Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash In Bank	$	35,680
Deposits with clearing organizations and others		15,000
Furniture, equipment and organization cost, at cost less accumulated depreciation and amortization of $17,105		15,465
Total Assets	$	66,145

Liabilities & Stockholders' Equity

Liabilities - Accounts Payable	$	13,775
Stockholders' Equity		
Common Stock		31,871
Paid-In Capital		50,960
Retained Earnings		(30,461)
Total Liabilities & Stockholders' Equity	$	66,145

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Income
For the Year ended December 31, 2005

Revenues		
Commissions	$	51,514
Interest Income		18
		51,532
Expenses		
Advertising		3,569
Auto Expenses		2,023
Bank Charge		58
Commission		19,540
Depreciation		984
Dues & Subscriptions		12,591
Insurance		3,755
Miscellaneous Expenses		1,110
Office Expenses		10,199
Professional Fee		56
Rent		2,800
Salaries		12,894
Taxes & License		1,007
Telephone		2,731
Travel		728
Total Expenses		74,045
Net Income	$	(22,513)

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Changes In Stockholders' Equity
For the Year ended December 31, 2005

	Capital Stock		Additional		
	Preferred	Common	Paid-in Capital	Retained Earnings	Treasury Stock
Balance at January 1, 2005	$ 0	$ 3,802	$ 50,960	$ (7,948)	$ 0
Additional Contribution during 2005		28,069			
Net (Loss)				(22,513)	
Balances at December 31, 2005	$ 0	$ 31,871	$ 50,960	$ (30,461)	$ 0

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Changes In Liabilities
Subordinated to Claims and General Creditors
For the Year ended December 31, 2005

Subordinated Liabilities at January 1, 2005	$	0
Increase		0
Decrease		0
Subordinated Liabilities at December 31, 2005	$	0

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Cash Flows
For the Year ended December 31, 2005

Cash Flows from Operating Activities				
Net Income			$	(22,513)
Adjustments to reconcile Net Income to cash provided by Operating Activities:				
Depreciation	$	984		
Changes in Assets and Liabilities:				
Increase in Accounts Payable		8,591		
Decrease in Prepaid Expenses		3,000		
Increase in Deposit		(15,000)		
				(2,425)
Net Cash Used in Operating Activities				(24,938)
Cash Flows from Investing Activities				
Increase in Equipment		(10,548)		
Net Cash Used in Investing Activities				(10,548)
Cash Flows from Financing Activities				
Additional Capital		28,069		
Net Cash Provided by Financing Activities				28,069
Net Decrease in Cash				(7,417)
Cash - beginning of year				43,097
Cash - end of year			$	35,680

Century Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note A – Summary of Significant Accounting Policies

Nature of Operations

Century Pacific Securities, Inc. is a introductory broker/dealer. The Company is located in Seattle, Washington.

Basis of Accounting - Taxes

The Company has an accumulated loss of $22,513. No provision for income tax is made accordingly.

Note B – Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over their estimates useful lives, using the straight-line method as follows:

		December 31, 2005
	Years	Total
Furniture & Equipment	5 – 7	$ 17,105
Less: Accumulated Depreciation		(1,640)
		$ 15,465
		=======

Note C - Commitments

At December 31, 2005, the Company is obligated under non-cancellable operating lease for office space. Minimum rental payments through the lives of the lease are as follows:

Year ending December 31, 2005:	
2006	$ 2,640
	=======

Schedule 1
Century Pacific Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL		
Total stockholders' equity		$ 52,370
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		52,370
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other (deductions) or allowable credits - deferred income taxes payable		0
Total capital and allowable subordinated liabilities		52,370
Deductible and/or charges		
A. Non-allowable assets		
Furniture, equipment, and leasehold improvement	$ 15,465	
Other assets	0	15,465
Net capital before haircuts on securities positions		36,905
Haircuts on securities		0
NET CAPITAL		$ 36,905
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Other accounts payable and accrued expenses		13,775
Total aggregate indebtedness		$ 13,775
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital at 1500%		$ 31,905
Excess net capital at 1000%		$ 35,528
Ratio: Aggregate indebtedness to net capital		0.37 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

There was no material difference between these computations and the computation included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2005

Shen
& Company P.S.
Certified Public Accountant

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Century Pacific Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Century Pacific Securities, Inc. for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the Specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SHEN AND COMPANY, P.S.

Shen and Company PS

April 4, 2006